March 31, 2009

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:     Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 41 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on January 27, 2009, concerning the following separate series of the Trust: Claymore/BNY Mellon EW Leaders ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 44 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:
-----------

     COMMENT 1.

     SINCE THE FUND HAS BEEN IN OPERATION SINCE FEBRUARY 2007, PLEASE ADD DISCLOSURE REGARDING THE FUND'S PAST PERFORMANCE AND PREMIUM/DISCOUNT TO NET ASSET VALUE TO THE AMENDMENT, AS REQUIRED UNDER FORM N-1A AND THE EXEMPTIVE RELIEF PURSUANT TO WHICH THE FUND OPERATES AS AN EXCHANGE-TRADED FUND.

          Response 1. The disclosure has been added to the Amendment.

     COMMENT 2.

     PLEASE CONFIRM THAT THE SCUP-DAT HAS BEEN FILED WITH THE COMMISSION TO CHANGE THE NAME OF THE FUND TO ITS CURRENT NAME FOR PURPOSES OF THE EDGAR FILING SYSTEM.

          Response 2. The SCUP-DAT has been filed.

     COMMENT 3.

     PLEASE CLARIFY WHAT THE TERMS "EW" AND "LDRS" IN THE FUND'S NAME STAND FOR.

          Response 3. The term "EW" is an acronym for "equal-weighted," and the term "LDRs" is short for "leaders." Disclosure has been added to clarify the foregoing.

     COMMENT 4. HOW TO BUY AND SELL SHARES - REDEMPTION OF SHARES (PAGE 12)

     THE DISCLOSURE CURRENTLY STATES THAT "SHARES MAY BE REDEEMED...ONLY ON A DAY THE NYSE ARCA IS OPEN FOR BUSINESS." SECTION 22(E) OF THE INVESTMENT COMPANY ACT SPECIFIES THAT REDEMPTIONS MAY BE SUSPENDED ON DAYS WHERE THE NEW YORK STOCK EXCHANGE IS CLOSED. PLEASE EITHER CONFIRM THAT THE NYSE ARCA IS NOT OPEN FOR BUSINESS ON ANY DAY WHERE THE NEW YORK STOCK EXCHANGE (THE "NYSE") IS CLOSED OR REVISE THE DISCLOSURE TO REFER TO THE NYSE. IF THE DISCLOSURE IS

CHRISTIAN SANDOE, ESQ.
MARCH 31, 2009
PAGE 2


REVISED, PLEASE REVISE THE ANALOGOUS DISCLOSURE IN THE STATEMENT OF ADDITIONAL INFORMATION (THE "SAI").

          Response 2. The disclosure has been revised to refer to the NYSE. Conforming changes also have been made to the analogous disclosure in the SAI.

     As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

          the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

          the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.

                                                     Sincerely,

                                                     /s/ Jeremy Senderowicz